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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

MAR 01 2017

Washington DC 406

| SEC FILE NUMBER |
|---|
| 8-50594 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-2016 AND ENDING 12-31-2016
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penntes Group Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 E Princess #2132
(No. and Street)

Scotts Dale AZ 85250
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John O'Brien 310-383-5677
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, Ninth Floor
(Address) (City) (State) (Zip Code)
Phoenix AZ 85004

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, John O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pennates Group, Inc, as of 2-28, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2017
by John O'Brien proved to me on the basis of satisfactory evidence to be the person who appeared before me.

[signature], Notary Public

Notary Public

SYLVIA DAVES GRIEB
Commission # 2063022
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2018

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Penates Group, Inc.
Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

**Report of Independent Registered Public Accounting Firm**

To the Shareholder of
Penates Group, Inc.

We have audited the accompanying balance sheet of Penates Group Inc. as of December 31, 2016 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. In connection with our audit of the financial statements, we have also audited the financial statement schedules listed in the accompanying table of contents. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penates Group, Inc. at December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 28, 2017



TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

**Penates Group, Inc.**
**Statement of Financial Condition**
**December 31, 2016**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 17,305 |
| Receivables from clearing organization | | 3,028 |
| Deposit at clearing organization | | 15,000 |
| Accrued revenues receivable | | 20,577 |
| Total Assets | $ | 55,910 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accounts payable and accrued liabilities | $ | 8,538 |
| Total Liabilities | | 8,538 |
| Stockholder's Equity | | |
| Common stock, no par value, 1,000,000 shares authorized, 25,000 shares issued and outstanding | | 25,000 |
| Additional paid-in capital | | 1,500 |
| Retained earnings | | 20,872 |
| Total Stockholder's Equity | | 47,372 |
| Total Liabilities and Stockholder's Equity | $ | 55,910 |

The Accompanying Notes are an Integral Part of the Financial Statements

**Penates Group, Inc.**
**Statement of Operations**
**For the year ended December 31, 2016**

| | | |
|---|---|---|
| Revenues | | |
| Brokerage commissions | $ | 628,717 |
| Interest income | | 65 |
| Total Revenues | | 628,782 |
| Expenses | | |
| Employee compensation | | 134,235 |
| Clearing costs | | 27,567 |
| Professional fees | | 437,862 |
| Other expenses | | 18,556 |
| Total Expenses | | 618,220 |
| Net Income | $ | 10,562 |

The Accompanying Notes are an Integral Part of the Financial Statements

**Penates Group, Inc.**
**Statement of Stockholder's Equity**
**For the year ended December 31, 2016**

| | Common Stock | | Additional Paid-In | Retained | Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balance at December 31, 2015 | 25,000 | $ 25,000 | $ 1,500 | $ 10,310 | $ 36,810 |
| Net income | - | - | - | 10,562 | 10,562 |
| Balance at December 31, 2016 | 25,000 | $ 25,000 | $ 1,500 | $ 20,872 | $ 47,372 |

The Accompanying Notes are an Integral Part of the Financial Statements

**Penates Group, Inc.**
**Statement of Cash Flows**
**For the year ended December 31, 2016**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 10,562 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Receivables from clearing organization | | 1,976 |
| Accrued revenues receivable | | (14,677) |
| Prepaid expenses | | 2,141 |
| Accounts payable and accrued liabilities | | (11,077) |
| Net cash used by operating activities | | (11,075) |
| Cash at beginning of the year | | 28,380 |
| Cash at end of the year | $ | 17,305 |

The Accompanying Notes are an Integral Part of the Financial Statements

## Penates Group, Inc.
## Notes to Financial Statements

### Note 1- Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

Penates Group, Inc. (the Company), is an S Corporation, which was formed under the laws of the State of Arizona on August 27, 1997. Business operations began in October 1997, with operating revenue beginning in March 1998. The Company is a licensed broker/dealer, operating in metropolitan Scottsdale, Arizona, registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Regulatory Authority (FINRA). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds of securities from its customers; rather, the Company utilizes a clearing broker to perform the custodial functions. The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

*Basis of Presentation*

These financial statements are presented in accordance with accounting principles generally accepted in the United States, and in accordance with financials of broker-dealers.

*Use of Estimates*

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

## Penates Group, Inc.
## Notes to Financial Statements (Continued)

### Note 1- Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Cash and Cash Equivalents*

For the purpose of the statement of cash flows, the Company considers all highly liquid assets having a maturity of three months or less at the time of purchase to be cash equivalents.

*Receivables*

At December 31, 2016, receivables represent amounts due from the clearing-broker, insurance companies and other revenue sources for transactions with a trade date prior to year-end for which cash has not yet been received.

The Company follows the allowance method of providing for uncollectable accounts. The allowance is determined based upon a review of individual accounts receivable and prior history. The Company considers the receivables as of December 31, 2016 to be fully collectible; accordingly, no allowance for the doubtful accounts has been established. The Company does not record interest charges for delinquent receivables, nor are the receivables secured.

*Securities Transactions*

Proprietary securities transactions and commission revenue are recorded on a trade date basis. Liabilities for trade-date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

*Revenue Recognition*

The Company recognizes commissions and related clearing expenses on a trade-date basis as securities transactions occur. Transaction fee revenues are recorded in accordance with the terms of the engagement agreements and, where applicable, recognized on a pro rata basis over those terms.

## Note 1- Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Income Taxes*

The Company and its stockholders have elected to be taxed as an S Corporation for income tax purposes. Under such election, the Company is not subject to corporate income taxes; instead, the stockholders are liable for income taxes on their proportionate shares of the Company's taxable income. The income tax returns are subject to state and federal examination for approximately the last three years. No such examinations have occurred.

*Fair Value of Financial Instruments*

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values because they are short term in nature. These financial instruments include cash, receivables from clearing organization, deposit at clearing organization, accrued revenues receivable, and accounts payable and accrued liabilities.

## Note 2- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-1. At December 31, 2016 the Company had net capital of $26,795, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 32% as of December 31, 2016.

## Note 3- Reserve Requirements

The company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section K (2)(ii) and therefore is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

## Note 4- Off Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection of the payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein, the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing firm.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2016, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

## Note 5 –Subsequent Events

Management of the Company has evaluated all subsequent events through February 28, 2017, the date these financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

## Penates Group, Inc.

### Schedule I
### Computation of Net Capital Under Rule 15c3-1
### Of the Securities and Exchange Commission
### December 31, 2016

| | | |
|---|---|---|
| Total Stockholder's Equity From Statement of Financial Condition | $ | 47,372 |
| Deductions | | |
| Non-Allowable Assets | | 20,577 |
| Net Capital | $ | 26,795 |
| Computation of Net Capital | | |
| Minimum Net Capital Required NC (6.67% Aggr. Ind.) or $5,000 whichever is greater | $ | 5,000 |
| Excess Net Capital | $ | 21,795 |
| Excess Net Capital at 1000% (Net Capital less 10% of Total Aggregate Indebtedness) | $ | 25,941 |
| Net Capital in Excess of 120% of Requirement | $ | 20,795 |
| Aggregate Indebtedness | | |
| Aggregate Indebtedness | $ | 8,538 |
| Ratio AE/NC | | .3186 to 1 |
| Reconciliation With Company's Computation | | |
| Net Capital per Part II of Form X-17A-5, as amended | $ | 27,372 |
| Audit Adjustments | | |
| Deposit at clearing broker | | 15,000 |
| Improper deduction of net capital requirement | | 5,000 |
| Non-allowable assets | | (20,577) |
| | $ | 26,795 |

This information is an integral part of the accompanying financial statements.

**Penates Group, Inc.**
**Schedule III**
**Computation for Determination of Reserve Requirements and information relating to the Possession and Control Requirements Under Rule 15c3-3**
**December 31, 2016**

Penates Group Inc. relies on Section K (2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Penates Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4). In which (1) Penates Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Penates Group, Inc. claimed an exemption from 17 C.F.R. § 240. 15c3-3, (2)(ii) of the provisions of the Customer Protection Rule, which shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, and (2) Penates Group, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Penates Group, Inc.'s management is responsible for the compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Penates Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 28, 2017



TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

PGI

# Penates Group, Inc.

February 24, 2017

Penates Group is a registered broker-dealer subject to rule 17a-5 promulgated by the SEC (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemptions report was prepared as required by 17 C.F.R.240.17a-5(d)(1) and (4). To the best of its knowledge and believe, the company states the following:

1. The Company claimed an exemption from 17 C.F.R.240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k) k(2)ii
2. The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year.

Penates Group Inc.
I John O'Brien, swear (or affirm) that, to my knowledge and belief, this Exemption Report is true and correct.

X

Title: President
February 24, 2017

Independent Accountants'
Agreed-Upon Procedures Report on Schedule of
Assessment and Payments (Form SIPC-7)

**Penates Group, Inc.**

BD# 44266

Year Ended December 31, 2016

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

# INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder of
Penates Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Penates Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Penates Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Penates Group, Inc.'s management is responsible for Penates Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective Penates Group, Inc. Cash Disbursement Journals and copies of any related disbursement transactions requested, such as check copy for assessment payment in Form SIPC-7, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including statement of income (loss) portion of FOCUS reports filed previously for quarters ended March 31, 2016, June 30, 2016, September 30, 2016, and December 31, 2016, and accrual basis internally prepared "income statement" for the year ended December 31, 2016, and for the period from January 1, 2016 through December 31, 2016, as applicable), noting no material differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (including statement of income (loss) portions of FOCUS reports filed previously for quarters ended March 31, 2016, June 30, 2016, September 30, 2016, and December 31, 2016, and accrual basis internally prepared "income statement" for the year ended December 31, 2016, and for the period from January 1, 2016 through December 31, 2016, as applicable) supporting the adjustments, noting no material differences; and

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 28, 2017